Voyage Media

A California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2015 and 2014

VOYAGE MEDIA

TABLE OF CONTENTS



To the Stockholders of
Voyage Media
Marina Del Rey, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Voyage Media (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
December 22, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VOYAGE MEDIA
BALANCE SHEETS (UNAUDITED)
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 34,873	$ 44,141
Accounts receivable	65,635	57,017
Prepaid expenses	33,050	-
Total Current Assets	133,558	101,158
Non-Current Assets:		
Property and equipment, net	7,174	3,447
Deposits	-	3,350
Total Non-Current Assets	7,174	6,797
TOTAL ASSETS	$ 140,732	$ 107,955
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable	$ 101,757	$ 37,720
Deferred revenue	68,381	24,419
Accrued expenses	15,241	7,418
Total Current Liabilities	185,379	69,557
Total Liabilities	185,379	69,557
Stockholders' Equity (Deficiency):		
Common stock, no par, 100 shares authorized		
100 shares issued and outstanding as of each		
December 31, 2015 and 2014	-	-
Additional paid-in capital	4,100	4,100
Retained earnings (Accumulated deficit)	(48,747)	34,298
Total Stockholders' Equity (Deficiency)	(44,647)	38,398
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 140,732	$ 107,955

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VOYAGE MEDIA
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2015 and 2014

	2015	2014
Net revenues	$ 998,238	$ 1,065,156
Cost of net revenues	(476,634)	(507,293)
Gross Profit	521,604	557,863
Operating Expenses:		
Compensation and benefits	304,872	275,894
General and administrative	170,621	147,728
Sales and marketing	27,889	29,765
Total Operating Expenses	503,382	453,387
Income from operations	18,222	104,476
Other Income/(Expenses):		
Interest expense	(2,955)	(3,412)
Total Other Income/(Expenses)	(2,955)	(3,412)
Net Income	$ 15,267	$ 101,064

VOYAGE MEDIA
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2015 and 2014

| | Common Stock | | Additional Paid-In Capital | Retained Earnings (Acumulated Deficit) | Total Stockholders' Equity (Deficiency) |
	Number of Shares	Amount			
Balance at December 31, 2013	100	$ -	$ 4,100	$ 9,180	$ 13,280
Distributions to stockholder				(75,946)	(75,946)
Net income	-	-	-	101,064	101,064
Balance at December 31, 2014	100	-	4,100	34,298	38,398
Distributions to stockholder	-	-	-	(98,312)	(98,312)
Net income	-	-	-	15,267	15,267
Balance at December 31, 2015	100	$ -	$ 4,100	$ (48,747)	$ (44,647)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VOYAGE MEDIA
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net Income	$ 15,267	$ 101,064
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,773	3,127
Changes in operating assets and liabilities:		
Change in receivables	(8,618)	5,383
Change in prepaid expenses	(33,050)	-
Change in deposits	3,350	-
Change in accounts payables	64,037	(18,048)
Change in deferred revenue	43,962	16,421
Change in accrued expenses	7,823	(6,014)
Net Cash Provided By Operating Activities	94,544	101,933
Cash Flows from Investing Activities		
Purchases of property and equipment	(5,500)	(800)
Net Cash Used in Investing Activities	(5,500)	(800)
Cash Flows from Financing Activities		
Distributions to stockholder	(98,312)	(75,946)
Net Cash Used In Financing Activities	(98,312)	(75,946)
Net Change In Cash	(9,268)	25,187
Cash at Beginning of Period	44,141	18,954
Cash at End of Period	$ 34,873	$ 44,141
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 2,955	$ 3,412

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VOYAGE MEDIA
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2015 and 2014 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Voyage Media (the "Company"), is a corporation organized January 5, 2004 under the laws of California. The Company's mission is to foster a thriving community of storytellers and a revolutionary, heart-centered way to create, share, and earn from the transcendent art of film and television storytelling.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company determined that no allowance was necessary against its accounts receivable balances as of December 31, 2015 or 2014.

Capital Assets

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2015 and 2014 have estimated useful lives of 5-7 years.

Depreciation charges on property and equipment totaled $1,773 and $3,127 for the years ended December 31, 2015 and 2014, respectively. The Company's property and equipment consisted of the following as of December 31, 2015 and 2014.

	2015	2014
Property and equipment, at cost	$ 90,982	$ 85,482
Accumulated depreciation	(83,808)	(82,035)
Property and equipment, net	$ 7,174	$ 3,447

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally collected ahead of services, and therefore deferred revenues are recorded when necessary until the revenue recognition criteria is completed.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: STOCKHOLDERS' EQUITY

The Company has authorized 100 shares of common stock with no par. The Company issued its founder 100 shares of common stock at inception. 100 shares of common stock are issued and outstanding as of each December 31, 2015 and 2014.

NOTE 4: LEASE OBLIGATIONS

Effective December 2014 the Company entered into a lease agreement for office space, which commenced on January 1, 2015 and expired after 5 months on May 31, 2015. Monthly lease obligations under the lease were $3,200 per month. In June 2015, the Company entered into a sub-lease agreement for office space, which commenced June 1, 2015 and expires after 23 months on April 20, 2017. The monthly lease obligations under this agreement are base rent of $3,543 per month. Rent expense for the year ended December 31, 2015 and 2014 totaled $48,146 and $46,671, respectively. The following are future minimum lease obligations on the Company's lease agreement:

December 31,	Lease Obligations
2015	$ 40,801
2016	$ 42,516
2017	$ 14,172

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 22, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.